GSME ACQUISITION PARTNERS I

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements
Report of Independent Register Public Accounting Firm	F-2
Financial Statements
Balance Sheets	F-3
Statements of Operations	F-4
Statement of Changes in Shareholders’ Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 – F-13

To the Board of Directors and Shareholders

 GSME Acquisition Partners I

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of GSME Acquisition Partners I (a development stage company) as of November 25, 2009 and December 31, 2008, and the related statements of operations, changes in shareholders’ equity and cash flows for the periods from January 1, 2009 to November 25, 2009, March 27, 2008 (inception) to December 31, 2008 and March 27, 2008 (inception) to November 25, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSME Acquisition Partners I (a development stage company) as of November 25, 2009 and December 31, 2008 and the results of its operations and its cash flows for the periods from January 1, 2009 to November 25, 2009, March 27, 2008 (inception) to December 31, 2008 and March 27, 2008 (inception) to November 25, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

December 2, 2009

New York, New York

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

BALANCE SHEETS

	November 25, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	$408,528	$15,099
Investments held in trust	36,000,000	-
Prepaid expenses	56,012	-
Deferred offering costs	-	145,934
Total assets	$36,464,540	$161,033

LIABILITIES and SHAREHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued liabilities	$162,772	$20,000
Due to related party	125,000	125,000
Deferred underwriter's commission	1,440,000	-
Total Liabilities	1,727,772	145,000

Common stock, subject to possible conversion,
2,915,999 shares stated at conversion value	29,159,990	-

Shareholders' equity:
Ordinary shares, $.001 par value
authorized 50,000,000 shares:
4,800,000 and 1,380,000 shares issued
and outstanding, respectively	1,884	1,380
Additional paid-in capital	5,590,932	23,620
Deficit accumulated during the development stage	(16,038)	(8,967)
Total shareholders' equity	5,576,778	16,033
Total liabilities and shareholders' equity	$36,464,540	$161,033

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	For the Period from January 1, 2009 to November 25, 2009	For the Period from March 27, 2008 (inception) to December 31, 2008	For the Period from March 27, 2008 (inception) to November 25, 2009

Formation and operating costs	$7,071	$8,967	$16,038
Net loss	$(7,071)	$(8,967)	$(16,038)

Weighted average shares outstanding	1,390,395	1,380,000

Basic and diluted net loss per share	$-	$(0.01)

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from March 27, 2008 (Inception) to November 25, 2009

	Ordinary Shares		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Shareholders' Equity
	Shares	Amount

Ordinary shares issued at inception at $0.02 per share	1,380,000	$1,380	$23,620	$-	$25,000

Net loss for the period from March 27, 2008 (inception) to December 31, 2008	-	-	-	(8,967)	(8,967)

Balance at December 31, 2008	1,380,000	1,380	23,620	(8,967)	16,033

Founders' Shares forefeited	(180,000)	(180)	180	-	-

Sale of 3,600,000 units, net of underwriter’s commissions and offering expenses (includes 2,915,999 shares subject to possible conversion)	3,600,000	3,600	32,924,206	-	32,927,806

Proceeds subject to possible conversion of 2,915,999 shares	-	(2,916)	(29,157,074)	-	(29,159,990)

Proceeds from issuance of private placement warrants	-	-	1,800,000	-	1,800,000

Net loss for the period from January 1, 2009 to November 25, 2009	-	-	-	(7,071)	(7,071)

Balance at November 25, 2009	4,800,000	$1,884	$5,590,932	$(16,038)	$5,576,778

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	For the Period from January 1, 2009 to November 25, 2009	For the Period from March 27, 2008 (inception) to December 31, 2008	For the Period from March 27, 2008 (inception) to November 25, 2009

Cash flows from operating activities
Net loss	$(7,071)	$(8,967)	$(16,038)
Changes in operating assets and liabilities:
Increase in prepaid expenses	(56,012)		(56,012)
(Increase) decrease in deferred offering costs	145,934	(145,934)	-
Increase in accounts payable	142,772	20,000	162,772
Net cash provided by (used in) operating activities	225,623	(134,901)	90,722
Cash flows from investing activities
Cash placed in trust	(36,000,000)	-	(36,000,000)
Cash flows from financing activities
Proceeds from sale of ordinary shares to founding shareholders	-	25,000	25,000
Proceeds from note due to shareholder	-	125,000	125,000
Proceeds from sale of warrants in private placement	1,800,000	-	1,800,000
Proceeds from initial public offering	36,000,000	-	36,000,000
Payment of underwriters discount and offering costs	(1,632,194)	-	(1,632,194)
Net cash provided by financing activities	36,167,806	150,000	36,317,806

Net increase in cash	393,429	15,099	408,528

Cash at beginning of period	15,099	-	-
Cash at end of period	$408,528	$15,099	$408,528
Supplemental disclosures of non-cash financing activities
Deferred underwriter commissions included in proceeds from initial public offering	$1,440,000	$-	$1,440,000

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

GSME Acquisition Partners I (the “Company”) was incorporated in the Cayman Islands on March 27, 2008 as a blank check company whose objective is to acquire an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

At November 25, 2009, the Company had not yet commenced any operations. All activity from March 27, 2008 (inception) to November 25, 2009 relates to the Company’s formation and the public offering described below. On November 25, 2009, the Company changed its fiscal year end from December 31 to October 31.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective on November 19, 2009. The Company consummated the Offering on November 25, 2009 and received net proceeds of $36,000,000 and $1,800,000 from the private placement sale of insider warrants (Note 3). Substantially, all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and electing the target business. There is no assurance that the Company will be able to successfully effect a Business Combination. Management agreed that at least $10 per unit sold in the Offering (or $36,000,000) would be held in a trust account (“Trust Account”) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Two of the Company’s officers have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or by vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning more than 80.99% of the total number of shares sold in the Offering exercise their conversion rights, regardless of whether they vote for or against the Business Combination, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination and have agreed to vote any ordinary shares acquired in the Offering or in the aftermarket in favor of any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

With respect to a Business Combination which is approved and consummated, any Public Shareholder may demand that the Company convert his or her shares. If a Public Shareholder votes against a proposed Business Combination, the per share conversion price will equal $10.00 per share. Any Public Shareholder will have the right to vote for the proposed Business Combination and demand that such shareholder’s shares be converted into a pro rata share of the Trust Account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is initially anticipated to be approximately $10.30 per share).

The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until November 25, 2010 or until May 25, 2011 if the Company has signed a letter of intent, memorandum of understanding or definitive agreement by November 25, 2010. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs.

Note 2 — Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company was incorporated as a Cayman Island exempted company and management does not foresee any taxable income imposition.

Redeemable common stock:

          The Company accounts for redeemable common stock in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities” which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note 1, the Business Combination will only be consummated if 80.99% (2,915,999) of common stock sold in the Offering exercise their conversion rights. As further discussed in Note 1, if a Business Combination is not consummated by November 25, 2010, or May 25, 2011 if certain extension criteria have been satisfied, the Company will liquidate. Accordingly, 2,915,999 shares of common stock have been classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Earnings per Share

The Company computes basic earnings per common share by dividing the net income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.

The 1,380,000 ordinary shares issued to the Company’s Initial Shareholders were issued for considerably less than the Offering per share price; such shares have been assumed to be retroactively outstanding for the period since inception. For the periods ended November 25, 2009 and for the period from March 27, 2008 (inception) to December 31, 2008, potentially dilutive securities are excluded from the computation of fully diluted earnings per share as their effects are anti-dilutive.

Potentially dilutive securities include:

	For the Period from January 1, 2009 to November 25, 2009	For the Period from March 27, 2008 (inception) to December 31, 2008
Warrants	7,200,000	-
Underwriter's option	720,000	-

Total potentially dilutive securities	7,920,000	-

Recent Accounting Pronouncements

Effective June 30, 2009, the Company adopted a new accounting standard issued by the Financial Accounting Standards Board (“FASB”) related to the disclosure requirements of the fair value of financial instruments. This standard expands the disclosure requirements of fair value (including the methods and significant assumptions used to estimate fair value) of certain financial instruments to interim period financial statements that were previously only required to be disclosed in financial statements for annual periods. In accordance with this standard, the disclosure requirements have been applied on a prospective basis and did not have a material impact on the Company’s financial statements.

Effective June 30, 2009, the Company adopted a newly issued accounting standard related to accounting for and disclosure of subsequent events in its consolidated financial statements. This standard provides the authoritative guidance for subsequent events that was previously addressed only in United States auditing standards. This standard establishes general accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and requires the Company to disclose the date through which it has evaluated subsequent events and whether that was the date the financial statements were issued or available to be issued. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

In August 2009, the FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard was effective for the Company on October 1, 2009. The impact of the adoption of this standard was not material to the Company’s financial statements.

Note 3 — Initial Public Offering

On November 25, 2009, the Company sold 3,600,000 Units at an offering price of $10.00 per Unit. Each Unit consists of one ordinary share, $.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $11.50 commencing upon the completion of a Business Combination and expiring November 18, 2014. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The Company paid the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters have agreed that 4.0% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company's liquidation if it is unable to complete a Business Combination. The deferred underwriting discount has been reflected as a liability in the amount of $1,440,000 as of November 25, 2009. The Company also issued a unit purchase option, for $100, to Cohen & Company Securities, LLC (“Cohen Securities”), the representative of the underwriters in the Offering, and its designees to purchase 360,000 Units (10% of the total number of units sold in the Offering) at an exercise price of $15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of this option are identical to the Units in the Offering. This option is exercisable commencing on the later of the consummation of a Business Combination and November 19, 2010 and expiring November 18, 2014. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimates the fair value of this unit purchase option is approximately $2.14 per unit using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.59% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are directly related to the Offering and were charged to shareholders' equity upon the receipt of the capital raised.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions

The Company issued an unsecured promissory note to an officer of the Company in an aggregate principal amount of $125,000. The note does not bear interest. The note was repaid upon consummation of the Offering from the proceeds of the Offering. Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

Note 6 — Shareholder's Equity

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share. As of November 25, 2009 and December 31, 2008, no shares were issued or outstanding.

Common Stock

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share. In addition, the holders of the ordinary shares are entitled to receive dividends when, as and if declared by the board of directors. In September 2009, the Company’s board of directors authorized a share dividend of approximately 0.067 shares for each outstanding ordinary share for a total of 86,250 additional shares. All references to share and per share amounts have been restated to retroactively reflect this transaction.

As of December 31, 2008, 1,380,000 ordinary shares were issued and outstanding, of which 180,000 ordinary shares were subject to forfeiture to the extent that the underwriters' over-allotment option was not exercised in full.

At November 25, 2009, there were 7,920,000 shares of common stock reserved for issuance upon exercise of the Company’s outstanding unit purchase options and warrants.

Note 7 — Insider Warrants

The Initial Shareholders executed letter agreements with the Company waiving their rights to receive distributions with respect to their founding ordinary shares upon the Company's liquidation. The Initial Shareholders and/or their designees have purchased 3,600,000 Warrants (“Insider Warrants”) at $0.50 per Warrant (for an aggregate purchase price of $1,800,000) privately from the Company. This purchase took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Insider Warrants purchased are identical to the Warrants sold in the Offering except that the Insider Warrants may be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as such securities are held by the Initial Shareholders or their affiliates. Furthermore, the purchasers of the Insider Warrants have agreed that the Insider Warrants and underlying securities will not be sold or transferred until 60 days after the Company has completed a Business Combination.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The Initial Shareholders and the holders of the Insider Warrants will be entitled to registration rights with respect to their founding shares pursuant to an agreement to be signed prior to or on the effective date of the Offering. The holders of the majority of the founding shares are entitled to make up to two demands that the Company register such shares. The holders of the majority of the founding shares and the holders of the majority of the Insider Warrants can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Warrants (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders have certain “piggy-back” registration rights on registration statements filed after the Company's consummation of a Business Combination.

Note 8 – Letter of Credit

Upon closing of the offering, Cohen & Company Securities, LLC issued a letter of credit from an internationally recognized bank to the Company in an amount equal to $0.30 per share sold in the Offering. The proceeds of the letter of credit shall not be held in trust or comprise any portion of any pro-rata distribution of the Company’s Trust Account. The Company shall draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its Public Shareholders, which amount shall be in addition to any pro-rata distribution from the Trust Account. The $0.30 per share amount provided by the letter of credit shall be distributed upon (i) the consummation of a Business Combination to each of the Public Shareholders for each ordinary share voted in favor of the Business Combination and properly converted, (ii) the Company’s liquidation, in the event that a Business Combination was presented to the Company’s Public Shareholders for approval but not consummated, to each of the Public Shareholders for each ordinary share voted in favor of such proposed Business Combination, or (iii) the Company’s liquidation, in the event that no Business Combination is presented to the Public Shareholders for a vote, to each of the Public Shareholders. The Company may draw on the letter of credit solely to the extent necessary to pay each eligible holder an additional $0.30 per eligible share upon the earlier to occur of a Business Combination or liquidation. After the Company draws on the letter of credit, it shall be cancelled and, in the event the Company has completed a Business Combination, the Company will issue to Cohen & Company Securities, LLC a demand secured first priority promissory note in an amount equal to the amount the Company draws on the letter of credit bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%.

Note 9 — Subsequent Events

The Company has evaluated subsequent events through December 2, 2009, the date on which these financial statements were issued.